SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of March 2007

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release dated March 1, 2007

MARSULEX COMPLETES REDEMPTION OF ITS SENIOR SUBORDINATED NOTES AND INCREASE TO SENIOR CREDIT FACILITY

TORONTO, Canada, March 1, 2007 -- Marsulex Inc. (TSX: MLX) today completed the previously announced redemption of its 9-5/8% Senior Subordinated Notes of approximately US$61 million. Under the terms of the indenture, the notes were redeemed at par together with accrued interest.

The Company also finalized with its senior credit syndicate an amended credit facility of $205 million, over a new 5-year term maturing on February 28, 2012.  The agreement provides for a $115 million Senior Secured Term Loan, partly denominated in U.S. dollars, a $70 million Revolving Term Facility, and a $20 million Revolving Operating Facility.  The facilities carry variable rates of interest and are secured by the assets of Marsulex Inc. and its subsidiaries (excluding Marsol Canada Corporation). The facilities can be drawn as LIBOR, bankers’ acceptance loans with margins ranging from 100 to 225 basis points and prime rate loans with margins ranging from nil to 125 basis points. The average interest rate on the outstanding balance as at March 1st, 2007 was 6.2%.  Under the terms of the amended agreement, interest is paid monthly with quarterly mandatory principal repayments for the Senior Secured Term Loan beginning on March 31, 2010, with any drawn amounts due as follows: 16% by December 31, 2010, 18% by September 30, 2011, and 66% on maturity.

A summary of sources and use of funds is as follows:

(in millions of dollars)

New facility	$ 205
Available cash	34
239
Less:
Repayment of Old Senior Secured Term Loans	(101)
Redemption of 9.625% Senior Subordinated Notes (U.S. $60.8 million), including interest	(71)
Refinancing costs	(1)
Undrawn Senior Secured Credit Facility	$ 66

The amended credit facility also provides for $75 million in additional financing for permitted acquisitions, subject to lender approval.

The Company will incur a non-cash charge of approximately $1.8 million in the first quarter of 2007 relating to deferred charges associated with the Old Senior Secured Term Loans and Senior Subordinated Notes.

In addition, the Company intends to file a Form 15 with the United States Securities and Exchange Commission as certification of termination of its registration under Section 12(g) of the Securities Exchange Act.

Marsulex, which is based in Toronto, Ontario, is a leading provider of industrial services, including environmental compliance solutions for air quality control, processing or handling of industrial by-products or waste streams, and is a producer and marketer of sulphur-based industrial chemicals. The Company’s services and products are provided to a broad base of industrial customers in a wide range of industries. Website: www.marsulex.com

This news release may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, the Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in the Company’s filings with the securities regulatory authorities, which are available at www. sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

# # # #

For further information:

Laurie Tugman

or

William Martin
President and CEO

Chief Financial Officer

Tel: (416) 496-4157

Tel: (416) 496-4164

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

March 1, 2007	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance